NUTANIX, INC.
1740 Technology Drive, #150
San Jose, California 95110

September 24, 2018

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:     Nutanix, Inc.

Application for Withdrawal of Registration Statement on Form S-3

Filed September 24, 2018
File No. 333-227491

Ladies and Gentlemen:

Nutanix, Inc., (the "Company"), hereby requests that its Registration Statement on Form S-3 (File No. 333-227491), originally filed with the Securities and Exchange Commission on September 24, 2018 (the "Registration Statement"), together with all exhibits thereto, be withdrawn, with such withdrawal to be effective as of the date hereof pursuant to Rule 477 under the Securities Act of 1933, as amended.

The Company is requesting withdrawal of the Registration Statement because of a filing error relating to the EDGAR coding. The Registration Statement was incorrectly coded and filed as an "S-3," whereas the Company intended for the Registration Statement to be filed with the code "S-3ASR," reflecting the Company's status as a well-known seasoned issuer. The shares covered and substantive content in the Form S-3ASR that we intend to file remain unchanged from the Registration Statement. In addition, we can confirm that no securities were sold pursuant to the Registration Statement.

If you have any questions regarding the foregoing application for withdrawal, please contact Mark B. Baudler, Esq. of Wilson Sonsini Goodrich & Rosati Professional Corporation at (650) 320-4597.

Very truly yours,

NUTANIX, INC.

By: /s/ Duston M. Williams
Name: Duston M. Williams
Title: Chief Financial Officer